SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Facility Agreement	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“Telefónica”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following

SIGNIFICANT EVENT

Today, TELEFÓNICA has executed a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount up to two thousand and five hundred (2,500) million euro.

This Facility Agreement is a five-year single tranche revolving credit facility with two extension options at the request of Telefonica, for a maximum maturity of 7 years, in an aggregate amount up to two thousand and five hundred (2,500) million euro.

This new facility is replacing an old revolving credit facility of up to two thousand and five hundred (2,500) million euro which was signed in 2012, with original maturity in March 2017.

At the same time, TELEFÓNICA has entered into an amendment of the syndicated facility agreement of up to three thousand (3,000) million euro, signed in February 2014, adapting downward the economic conditions and adding two extension options at the request of Telefonica for a maximum maturity of 7 years.

Madrid, 19 February 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	February 19th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors